PowerBox Technology Inc. (the "Company") a Delaware

Corporation

Financial Statements

For the years ending on December 31st 2024 and 2023.

POWERBOX TECHNOLOGY, LLC
INCOME STATEMENT
FOR THE YEAR ENDING DECEMBER 31, 2023

Operating Income		
Service Fees	$	29,372
Total Operating Income		29,372
Operating Expenses		
Advertising		226
Bank Charges		98
Insurance		333
Interest		26
Legal and Professional		8,764
Meals		624
Office Supplies and Software		2,891
Outside Services		515
Payroll Expenses		13,494
Postage and Shipping		190
Repairs and Maintenance		199
Telephone		374
Travel		3,699
Total Operating Expenses		31,432
Net Operating Income		(2,060)
Total Income		(2,060)


POWERBOX TECHNOLOGY, LLC
BALANCE SHEET
FOR THE YEAR ENDING DECEMBER 31, 2023


ASSETS		
Current Assets		
Cash and Cash Equivalents	$	22,476
Accounts Receivable	$	4,505
Total Current Assets		26,981
TOTAL ASSETS		26,981
LIABILITIES AND EQUITY		
Current Liabilities		
Credit Card	$	7,166
Payroll		2,243
Total Current Liabilities		9,409
Equity		
Additional Paid-in Capital	$	27,153
Retained Earnings		(9,581)
Total Equity		17,572
TOTAL LIABILITIES AND EQUITY		26,981


POWERBOX TECHNOLOGY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2023


OPERATING ACTIVITIES		
Net Income	$	(2,060)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)		-4,505
Credit Card		3,576
Payroll Liabilities		2,243
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		1,314
Net cash provided by operating activities		-746
FINANCING ACTIVITIES		
Owner's Investment		12,067
Net cash provided by financing activities		12,067
Net cash increase for period		11,320
Cash at beginning of period		11,155
Cash at end of period		22,476

POWERBOX TECHNOLOGY, LLC
INCOME STATEMENT
FOR THE YEAR ENDING DECEMBER 31, 2024

Operating Income		
Service Fees	$	99,880
Total Operating Income		99,880
Operating Expenses		
Advertising		1,632
Auto		146
Bank Charges		38
Charitable Contributions		256
Dues and Subscriptions		4,095
Education and Training		254
Insurance		4,307
Interest		741
Legal and Professional		25,688
Meals		868
Office Supplies and Software		17,103
Outside Services		1,488
Payroll Expenses		36,795
Rent		900
Repairs and Maintenance		396
Supplies		2,043
Telephone		1,435
Travel		3,119
Total Operating Expenses		101,305
Net Operating Income		(1,425)
Other Income and Expense		
Interest Income		296
Credit Card Rewards and Redemptions		280
Total Other Income and Expense		576
Total Income		(850)

POWERBOX TECHNOLOGY, LLC
BALANCE SHEET
FOR THE YEAR ENDING DECEMBER 31, 2024

ASSETS		
Current Assets		
Cash and Cash Equivalents	$	14,732
Total Current Assets		14,732
TOTAL ASSETS		14,732
LIABILITIES AND EQUITY		
Current Liabilities		
Credit Card	$	122
Payroll		42
Total Current Liabilities		164
Equity		
Additional Paid-in Capital	$	24,999
Retained Earnings		(10,431)
Total Equity		14,568
TOTAL LIABILITIES AND EQUITY		14,732

POWERBOX TECHNOLOGY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2024

OPERATING ACTIVITIES		
Net Income	$	(850)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)		4,505
Credit Card		-7,044
Payroll Liabilities		-2,201
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		-4,740
Net cash provided by operating activities		-5,590
FINANCING ACTIVITIES		
Owner's Investment		-2,154
Net cash provided by financing activities		-2,154
Net cash increase for period		-7,743
Cash at beginning of period		22,476
Cash at end of period		14,732

PowerBox Technology Inc.

Statement of changes in equity

For the year ending on December 31st 2024 and 2023
$USD

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Particulars	Additional Paid-in Capital ($)	Retained Earnings ($)	Total Equity ($)
Balance as of Jan 1, 2023	15,086	(7,521)	7,565
Owner's Investment (2023)	12,067	-	12,067
Net Income (Loss) for 2023	-	(2,060)	(2,060)
Balance as of Dec 31, 2023	27,153	(9,581)	17,572
Owner's Investment (2024)	(2,154)	-	(2,154)
Net Income (Loss) for 2024	-	(850)	(850)
Balance as of Dec 31, 2024	24,999	(10,431)	14,568

PowerBox Technology Inc
Notes to the Financial Statements

For the year ending on December 31st 2023 and 2022

$USD

1. ORGANIZATION AND PURPOSE

PowerBox Technology Inc .(the "Company") was incorporated on December 7th. 2024 under the laws of Delaware. PowerBox Technology LLC was originally organized as a partnership on April 28th 2022 until the company was re-incorporated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Unaudited

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.